[Exhibit 55]




                              [ITT Logo]



DATE:        May 19, 1997      FELCOR CONTACTS:  Thomas J. Corcoran, Jr.
ITT CONTACT: Jim Gallagher                       and William S. McCalmont
TELEPHONE:   212-258-1261            TELEPHONE:  972-444-4900


                         FOR IMMEDIATE RELEASE

             ITT LAUNCHES STRATEGIC ALLIANCE WITH FELCOR;
              AGREES TO SELL FIVE HOTELS FOR $200 MILLION

     NEW YORK, NY, May 19, 1997 -- ITT Corporation (NYSE:ITT) and FelCor Suites Hotels, Inc. (NYSE:FCH) today announced the creation of a long-term strategic alliance beginning with an agreement in principle for FelCor to purchase five ITT Sheraton-owned hotels for $200 million in cash to be raised through a future offering of securities by FelCor. Sheraton will retain management of each of these hotels for a 20-year period. The transaction is expected to close by the end of June.

     Following discussions which began over a year ago regarding the strategic objectives of both companies, FelCor will purchase the Sheraton Gateway Hotel Atlanta Airport in College Park, Georgia; the Sheraton Suites Galleria in Atlanta, Georgia; the Sheraton Gateway Suites O'Hare Airport in Rosemont, Illinois; the Sheraton Crescent Hotel in Phoenix, Arizona; and the Sheraton Park Central in Dallas, Texas. The hotels have a total of over 1,800 rooms.

                               --more--

FELCOR -- PAGE TWO

     Under the terms of the alliance, ITT Sheraton will provide its expertise in the hotel business by helping identify quality acquisition opportunities for FelCor and by making available the Sheraton brand through long-term management agreements. FelCor will provide the capital to acquire certain existing Sheraton Hotels as well as other hotels that will be converted to the Sheraton brand.

     "Through this alliance with FelCor, ITT adds a very strong partner to help grow the Sheraton brand throughout North America," Rand Araskog, ITT chairman and chief executive said. "We anticipate that this relationship will create tremendous value for both ITT's and FelCor's shareholders," Mr. Araskog said.

     "This agreement marks FelCor's debut into the full service hotel segment by partnering with one of the best hotel management teams in the industry," said Hervey Feldman, FelCor chairman.

     "This important alliance provides ITT Sheraton with a new North American development venue," said Robert Bowman ITT president and chief operating officer. "This alliance allows us to focus our capital resources on destination cities with large upscale business hotels. It will also enable us to continue to grow our Sheraton brand through long-term management contracts," Mr. Bowman said.

     "We continue to believe in the possibilities of growth in the upscale hotel business, and Sheraton provides a growth vehicle, confirming our brand/management strategy with major lodging companies," said FelCor's president, Thomas J. Corcoran, Jr.

                                  --more--

FELCOR -- PAGE THREE

     ITT Corporation had 1996 sales of approximately $6.6 billion. Its core assets include ITT Sheraton, one of the world's largest hotel companies with over 425 hotels and resorts in more than 60 countries, and Caesars World, the leading brand name in the gaming industry, with major casinos in Atlantic City, Las Vegas and Lake Tahoe. Other assets include 83 percent of ITT Educational Services (NYSE:ESI) and 80 percent of ITT World Directories.

     FelCor Suite Hotels, Inc. is the nation's only REIT focusing on all-suite hotels and is the largest single owner of Embassy Suites hotels. Its current portfolio, before completion of the above-described acquisitions, consists of 58 hotels and includes: 48 Embassy Suites hotels, 27 of which were converted from other brands; one hotel in the process of conversion to an Embassy Suites hotel; seven Doubletree Guest Suites hotels; one hotel in the process of conversion to a Doubletree Guest Suites hotel; and one Hilton Suites hotel. FelCor was formed in July 1994 by Hervey A. Feldman, the founding president of Embassy Suites, and his partner and long-time hotel and restaurant executive, Thomas J. Corcoran, Jr. FelCor's total market capitalization is in excess of $1.6 billion.

                                --30--